Exhibit 1
Noah Education Announces Unaudited Second Quarter Fiscal 2010
Financial Results
Revenue increased by 14.5% over the same quarter last year
Basic EPS increased by 66.7% over the same quarter last year
SHENZHEN, CHINA — February 11, 2010 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of interactive educational content and education services in China, today announced its unaudited financial results for the fiscal quarter ended December 31, 2009.
Second Quarter Fiscal 2010 Financial Highlights
•
Net revenue for the quarter increased by 14.5% to RMB154.9 million (US$22.7 million), compared to RMB135.4 million in the second quarter of fiscal 2009, meeting the Company’s previously stated guidance of RMB151 million to RMB159 million

•
Gross profit rose by 7.3% to RMB73.5 million (US$10.8 million), representing a gross margin of 47.4%, compared to gross profit of RMB68.5 million, or a gross margin of 50.6%, in the second quarter of fiscal 2009

•	Operating income increased by 8.7% to RMB10.1 million (US$1.5 million), compared to RMB9.3 million in the second quarter of fiscal 2009

•	Net income rose 73.7% to RMB15.4 million (US$2.2 million), compared to RMB8.8 million in the second quarter of fiscal 2009

•
Basic and diluted earnings per share were RMB0.40 (US$0.06) and RMB0.39 (US$0.06), respectively, representing a 66.7% and 62.5% increase compared to basic and diluted earnings per share of RMB0.24 for the second quarter of fiscal 2009. Non-GAAP basic and diluted earnings per share, excluding share-based compensation expense and the change in the fair value of warrants (non-GAAP), were RMB0.47 (US$0.07) and RMB0.46 (US$0.07), respectively, representing a 30.6% and 27.8% increase, compared to non-GAAP basic and diluted earnings per share of RMB0.36 for the second quarter of fiscal 2009

Mr. Dong Xu, Noah’s Chairman and Chief Executive Officer, said, “I’m pleased to report 14.5% revenue growth and 66.7% increase in basic earnings per share as compared to the second quarter in 2009, in what is typically our seasonally slow quarter. We continue to execute our strategy and deliver on all of our guidance during a transitional period for the Company, with restructuring of senior management and key personnel taking on wider remits in terms of the breadth and depth of their roles. Much of Noah’s success during the fiscal second quarter was driven by our strategic initiative to broaden our product portfolio for users across a broad range of spending habits. We recently launched a low-end, economically-priced DLD product as well as high-end, premium-priced DLD, KLD and E-dictionary products to increase penetration into our target aged groups. The diversified product range not only drove up total revenue growth, but also strengthened our market position in the DLD and KLD markets during the quarter. We also continued to see the benefits from our acquisition of Little New Star (“LNS”), with revenue contributions from LNS’ business adding to Noah’s strong performance.

“For the third quarter of fiscal 2010, we look to build on the momentum generated in recent quarters, and will commit additional resources in marketing efforts to further bolster sales of new product launches in what is expected to be our peak season. Driven by continued strong performance by our KLD products, we expect revenues to be in the range of RMB282 million to RMB293 million, with basic earnings per share in the range of RMB 1.16 (US$0.17) to RMB1.30 (US$0.19).
“Looking ahead, ELP business will be our primary catalyst for growth in the near-term, with the education services business gaining traction in the medium-term. We are also exploring new avenues of expansion and, I’m pleased to report, currently have solid growth prospects in our pipeline. First, our strategic investment in Franklin Electronic Publishers is well underway, and the deal is expected to close by the end of February. We have already seen increased ODM business from Franklin, and we are also collaborating with Franklin on the R&D front to develop a Chinese language learning device for international markets. Additionally, we will continue to pursue opportunities to expand our presence in the education services business through strategic acquisitions. I believe each of these initiatives will play an integral role as we strive to become the leading provider of interactive educational content and education services in China.”
Second Quarter Fiscal Year 2010 Unaudited Financial Results
Net Revenue. Net revenue was RMB154.9 million (US$22.7 million) in the second quarter of fiscal 2010, meeting the Company’s guidance of RMB151 million to RMB159 million. This represents an increase of 14.5%, compared to net revenue of RMB135.4 million for the second quarter of fiscal 2009. Net revenue from Noah’s traditional ELP business was RMB149.1 million (US$21.9 million), representing an increase of 10.2% from the same period last fiscal year. Net revenue from the LNS business was RMB5.8 million (US$0.8 million).
The following tables provide a breakdown of sales volume and revenue for the second fiscal quarter of 2010 for Noah’s traditional ELP business:

	Volume			Net Revenue (RMB 'MM)
Noah	Q2 10	Q2 09	Inc/(Dec)	Q2 10	Q2 09	Inc/(Dec)
DLD	91,855	96,556	(4.9)%	67.2	71.5	(6.0)%
KLD	100,032	93,617	6.9%	50.1	36.9	35.7%
E-dictionary	143,876	139,769	2.9%	31.6	25.2	25.2%
Others	—	—	—	0.2	1.7	(86.8)%

Total	335,763	329,942	1.8%	149.1	135.4	10.2%

Cost of revenue. Cost of revenue increased 21.8% from the same quarter last fiscal year to RMB81.4 million (US$11.9 million) in the second quarter of fiscal 2010, in line with the shift in product mix, which is becoming more heavily weighted toward KLD products.
Gross Profit and Gross Margin. Gross profit was RMB73.5 million (US$10.8 million) for the second quarter of fiscal 2010, representing a gross margin of 47.4%. This compares with gross profit of RMB68.5 million and a gross margin of 50.6% in the second quarter of fiscal 2009, reflecting the greater proportion of KLD products in the product mix.

Operating Expenses. Total operating expenses for the second quarter of fiscal 2010 were RMB72.1 million (US$10.6 million), representing a decrease of 0.6% from the same quarter last fiscal year. Operating expenses for the second quarter of fiscal 2010 represented 46.6% of net revenue for the quarter, compared to 53.6% of net revenue in the same quarter of fiscal 2009.
Research and development expenses (R&D) for the second quarter of fiscal 2010 were RMB14.0 million (US$2.0 million), representing a decrease of 3.3% from the same quarter last fiscal year and a 12.6% increase from RMB12.4 million in the first quarter of fiscal 2010. The increase from the first quarter of fiscal 2010 in R&D expenditure resulted from the Company’s decision to triple its investment in software and courseware development, as Noah is strongly committed to continuously strengthening its leadership in content capabilities.
Sales & marketing expenses for the second quarter of fiscal 2010 were RMB40.2 million (US$5.9 million), representing a decrease of 13.1% from the same quarter last fiscal year. This was due to the Company’s decision to focus its advertising and promotional expenditure on the fiscal third quarter of 2010, in part because the third fiscal quarter is seasonally strong for Noah, and also to tie in with anticipated sales from new product launches planned for the third quarter of fiscal 2010.
General & administrative expenses (G&A) for the second quarter of fiscal 2010 rose 51.2% compared with the same quarter last fiscal year to RMB17.8 million (US$2.6 million). The increase in G&A expenses was in part due to depreciation for Noah’s Chengdu headquarters, increased stock option expenses, bad debt provisions, and G&A expenses from LNS, which collectively amounted to RMB5 million (US$0.7 million).
Operating Income. Operating income for the second quarter of fiscal 2010 increased 8.7% from the same quarter last fiscal year to RMB10.1 million (US$1.5 million), representing an operating margin of 6.5% compared to operating income of RMB9.3 million and an operating margin of 6.8% in the second quarter of fiscal 2009.
Other Non-operating Income, net. Interest income was RMB2.7 million (US$0.4 million) in the second quarter of fiscal 2010, compared to RMB1.2 million in the second quarter of fiscal 2009. Investment income was RMB0.5 million (US$0.1 million) in the second quarter of fiscal 2010, compared to RMB2.7 million in the second quarter of fiscal 2009. The changes in interest income and investment income were largely attributable to the movement of funds from investments into bank deposits. Other non-operating income was RMB0.5 million (US$0.1 million) in the second quarter of fiscal 2010, compared to a loss of RMB2.2 million from foreign exchange fluctuations in the second quarter of fiscal 2009. The derivative loss was RMB2.1 million in the second quarter of fiscal 2009 due to the change in fair value of warrants issued to a pre-IPO shareholder. The warrants expired in April 2009.
Net Income. The Company reported net income of RMB15.4 million (US$2.2 million) for the second quarter of fiscal 2010. Basic earnings per share and diluted earnings per share were RMB0.40 (US$0.06) and RMB0.39 (US$0.06), respectively, for the second quarter of fiscal 2010. This compares with net income of RMB8.8 million for the second quarter of fiscal 2009, and basic and diluted earnings per share of RMB0.24.

Net income excluding share-based compensation expenses (non-GAAP) for the second quarter ended December 31, 2009 was RMB18.1 million (US$2.6 million), or RMB0.47 (US$0.07) and RMB0.46 (US$0.07) per basic and diluted share, respectively.
Liquidity. As of December 31, 2009, Noah had cash and cash equivalents, short-term bank deposits and short-term investments of RMB800.3 million (US$117.3 million). This compares with cash and cash equivalents, short-term bank deposits and short-term investments of RMB828.1 million as of September 30, 2009.
Second Quarter Operational Highlights
ELP products. The Company’s decision to expand its product range resulted in higher average selling prices and an increased revenue contribution from ELP during the second quarter of fiscal 2010.
•
Kid Learning Device (KLD) products. The move towards a higher-end product mix not only boosted average selling prices, resulting in a 35.7% rise in net revenue, but also led to an expansion in market share. During the first quarter of fiscal 2010, Noah launched a higher-end model, which was well-received by the market. This expanded Noah’s consumer reach and validated the success of its product diversification and sales & marketing strategy. The Company will launch another higher-end model in the fiscal third quarter, and is confident that rapid growth will continue throughout the rest of the current fiscal year and beyond as the Company continues to launch more new models and expand its product portfolio.

•
Digital Learning Device (DLD) products. Some 47% of revenue from DLD products during the fiscal second quarter can be attributed to the launch of one high-end and one low-end model in the first fiscal quarter of 2010, as well as one mid-range model in the second fiscal quarter of 2010. The stabilization of sales revenue during the quarter was attributable to increased sales revenue from low- and mid-range products, which have the additional benefit of commanding higher gross margins. In the third quarter of fiscal 2010, the Company plans to launch a lower-end DLD as well as a student notebook targeting the higher-end segment. The Company plans to maintain its strategy of offering a range of products in order to capture opportunities from different sections of the market.

•
E-dictionaries. The 25.2% rise in revenue from E-dictionary sales from the same period last fiscal year was attributable largely to an increase in original design manufacturing (ODM) business due to Noah’s partnership with Franklin, while the introduction of a higher-end model helped maintain sales revenue in the domestic market. Based on orders received, the Company expects its ODM business to grow significantly in the current fiscal year.

Education Services. During the period, LNS added two new direct-owned schools and expanded the franchise school network from 641 to approximately 700 schools with enrollment reaching 4,000 in direct owned schools. Noah aims to continue to grow its school network by increasing the number of franchised schools, as well as increasing the number of students enrolled, while exploiting the potential of sales of devices at LNS.

Six Months Ended December 31, 2009 Unaudited Financial Results
Net revenue was RMB393.1 million (US$57.6 million) for the six months ended December 31, 2009, representing a 16.5% increase compared to RMB337.5 million for the six months ended December 31, 2008. The increase was driven primarily by the 142.4% rise in revenue from KLD products.
Net revenue from the ELP business totaled RMB374.3 million (US$54.8 million) in the first half of fiscal 2010, representing a 10.9% increase compared to RMB337.5 million in the first half of fiscal 2009. Net revenue from LNS during the same period was RMB18.8 million (US$2.8 million).
Gross profit of RMB191.0 million (US$28.0 million) represented a gross margin of 48.6% in the first six months of fiscal 2009. This compares with gross profit of RMB169.7 million and a gross margin of 50.3% in the corresponding period last fiscal year. The slight decline in gross margin reflects the greater proportion of KLDs in the product mix.
Operating income was RMB42.6 million (US$6.2 million) for the first half of fiscal 2010, representing a 65.8% increase compared to RMB25.7 million in the same period of last fiscal year. The operating margin for the first half of fiscal 2010 was 10.8%, versus 7.6% for the same six-month period in 2009. This was a result of the Company’s efforts to control operating expenses while increasing revenue.
For the first half of fiscal 2010, Noah reported net income of RMB53.2 million (US$7.8 million), or RMB1.39 (US$0.20) and RMB1.35 (US$0.20) per basic and diluted share, respectively. This compares with net income of RMB44.7 million, or RMB1.20 and RMB1.19 per basic and diluted share, respectively, for the first half of fiscal 2009. The net income figure includes a one-off tax credit of RMB2.3 million due to overpayment.
Financial Outlook for Third Quarter of Fiscal Year 2010
Based on current estimates and market conditions, Noah expects to generate net revenue in the range of RMB282 million (US$41.3 million) to RMB293 million (US$42.9 million) for the third quarter of fiscal 2010, which includes RMB273 million to RMB282 million from the traditional ELP business and RMB9 million to RMB11 million from the LNS business. Basic earnings per share in the third quarter of fiscal 2010 is expected to be in the range of RMB1.16 (US$0.17) to RMB1.30 (US$0.19).
The Company reaffirms its guidance for the full fiscal year 2010, with net revenue in the range of RMB824 million (US$120.7 million) to RMB855 million (US$125.2 million), which includes RMB786 million to RMB812 million from the traditional ELP business and RMB38 million to RMB43 million from the LNS business. Basic net income per share is expected to be in the range of RMB3.00 (US$0.44) to RMB3.20 (US$0.47).
This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call
Noah has scheduled an investor conference call at 5:00 a.m. (Pacific) / 8:00 a.m. / 9:00 p.m. (Beijing/Hong Kong) on February 12, 2010 to discuss its second quarter fiscal 2010 financial results and recent business activities. Individuals interested in participating in the call may do so by dialing:

	Toll Free	Toll
United States	1-800-706-7749	1-617-614-3474
China — South	China Telecom 10-800-130-0399
China Netcom 10-800-852-1490
— North	China Telecom 10-800-152-1490
Hong Kong	###-##-####
United Kingdom	00-800-280-02002
Please dial in 10 minutes before the call is scheduled to begin.
A telephone replay will be available shortly after the call until February 19, 2010 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International Dial In		1-617-801-6888
Passcode	28482585
A live webcast of the conference call and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB Noah expects to generate net revenue in the range of RMB6.8259 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2009 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation and change in fair value of warrants. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah
Noah Education Holdings Limited is a leading provider of interactive educational content and education services in China. Noah’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, kids’ English training and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for the kids at the age of 3-19 in China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah also provides kids’ English training service under the brand Little New Star in its direct-owned schools and approximately 700 franchise schools throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contact:	Investor Relations (US):
Jerry He	Kelly Gawlik
CFO and Executive Vice President	Taylor Rafferty
Noah Education Holdings Ltd	Tel: +1 (212) 889-4350
Tel: +86-755-8204-9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com
Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com
- FINANCIAL TABLES FOLLOW -

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended			Six months ended
	December 31			December 31
	2008	2009		2008	2009
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	135,357,487	154,920,928	22,696,044	337,536,982	393,086,151	57,587,446
Cost of revenue	(66,835,371)	(81,416,401)	(11,927,570)	(167,814,408)	(202,059,721)	(29,601,916)
Gross profit	68,522,116	73,504,527	10,768,474	169,722,574	191,026,430	27,985,530
Research & development expenses	(14,428,606)	(13,954,413)	(2,044,333)	(31,662,617)	(26,342,239)	(3,859,160)
Sales & marketing expenses	(46,228,344)	(40,191,625)	(5,888,106)	(110,943,947)	(109,458,539)	(16,035,767)
General & administrative expenses	(11,772,890)	(17,803,072)	(2,608,165)	(25,607,350)	(34,204,819)	(5,011,034)
Other expenses	(125,378)	(200,067)	(29,310)	(138,058)	(370,701)	(54,308)
Total operating expenses	(72,555,218)	(72,149,177)	(10,569,914)	(168,351,972)	(170,376,298)	(24,960,269)

Other operating income	13,284,609	8,704,294	1,275,186	24,325,769	21,956,386	3,216,629
Operating income	9,251,507	10,059,644	1,473,746	25,696,371	42,606,518	6,241,890
Derivative gain (loss)	(2,108,498)			3,052,506
Interest income	1,157,898	2,653,974	388,809	1,799,040	5,522,604	809,066
Investment income	2,675,696	496,450	72,730	10,465,922	1,618,625	237,130
Other non-operating income	(2,186,930)	457,691	67,052	3,919,299	1,125,236	164,848
Income before income taxes	8,789,673	13,667,759	2,002,337	44,933,138	50,872,983	7,452,934
Income tax (expenses) credit	48,420	1,688,276	247,334	(267,089)	2,291,786	335,749
Net income	8,838,093	15,356,035	2,249,671	44,666,049	53,164,769	7,799,683

Net income per share
Basic	0.24	0.40	0.06	1.20	1.39	0.20
Diluted	0.24	0.39	0.06	1.19	1.35	0.20

Weighted average ordinary shares outstanding
Basic	36,348,192	38,520,916		37,140,389	38,382,081
Diluted	36,502,047	39,535,180		37,646,043	39,398,628

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	September 30	December 31
	2009	2009
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	445,051,410	563,459,955	82,547,350
Short-term deposits	374,000,000	230,865,142	33,821,934
Investments	9,098,081	5,941,055	870,369
Accounts receivables, net of allowance	203,758,663	222,084,226	32,535,523
Related party receivables	599,124	646,470	94,708
Inventories	142,209,361	127,151,408	18,627,786
Prepaid expenses, and other current assets	65,180,318	68,798,085	10,078,976
Deferred tax asset — current	394,753	407,273	59,666

Total current assets	1,240,291,710	1,219,353,614	178,636,312

Property, plant and equipment, net	133,218,305	138,457,403	20,284,124
Intangible assets, net	27,903,701	27,745,511	4,064,740
Goodwill	56,597,146	56,597,146	8,291,529
Deferred tax asset	2,058,180	2,058,180	301,525

Total assets	1,460,069,042	1,444,211,854	211,578,230

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	89,350,344	55,214,031	8,088,901
Other payables, accruals	78,168,232	74,813,907	10,960,298
Advances from customers	2,249,516	4,502,316	659,593
Income taxes payable	403,911	442,477	64,823
Deferred revenues	3,685,673	3,094,554	453,355

Total current liabilities	173,857,676	138,067,285	20,226,970
Consideration payable	10,000,000	10,000,000	1,465,008
Deferred revenues	6,648,323	6,624,024	970,425
Deferred tax liabilities	2,693,704	2,459,870	360,373

Total non-current liabilities	19,342,027	19,083,894	2,795,806

Total liabilities	193,199,703	157,151,179	23,022,776

Shareholders’ Equity
Ordinary shares	15,493	15,534	2,276
Additional paid-in capital	1,072,046,283	1,076,978,689	157,778,270
Accumulated other comprehensive loss	(93,935,295)	(94,032,450)	(13,775,832)
Retained earnings	288,742,858	304,098,902	44,550,740

Total shareholders’ equity	1,266,869,339	1,287,060,675	188,555,454

Total liabilities and shareholders’ equity	1,460,069,042	1,444,211,854	211,578,230

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended					Six Month Ended
	December 31					December 31
	2008		2009			2008		2009
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	135,357,487	100.0%	154,920,928	22,696,044	100.0%	337,536,982	100.0%	393,086,151	57,587,446	100.0%

GAAP gross profit	68,522,115	50.6%	73,504,527	10,768,474	47.4%	169,722,574	50.3%	191,026,430	27,985,530	48.6%
Share-based compensation	61,404	0.0%	71,609	10,491	0.0%	122,809	0.0%	143,218	20,982	0.0%

Non-GAAP gross profit	68,583,519	50.7%	73,576,136	10,778,965	47.5%	169,845,383	50.3%	191,169,648	28,006,512	48.6%

GAAP operating income	9,251,507	6.8%	10,059,644	1,473,746	6.5%	25,696,371	7.6%	42,606,518	6,241,890	10.8%
Share-based compensation	2,301,798	1.7%	2,694,698	394,775	1.7%	4,603,595	1.4%	5,355,601	784,600	1.4%

Non-GAAP operating income	11,553,305	8.5%	12,754,342	1,868,522	8.2%	30,299,966	9.0%	47,962,119	7,026,490	12.2%

GAAP net income	8,838,092	6.5%	15,356,035	2,249,672	9.9%	44,666,049	13.2%	53,164,769	7,788,683	13.5%
Share-based compensation	2,301,798	1.7%	2,694,698	394,775	1.7%	4,603,595	1.4%	5,355,601	784,600	1.4%
Change in the fair value of warrants	2,108,498	1.6%	0	0	0.0%	(3,052,506)	-0.9%	0		0.0%

Non-GAAP net income	13,248,388	9.8%	18,050,733	2,644,447	11.7%	46,217,138	13.7%	58,520,370	8,573,283	14.9%

GAAP net income per share
Basic	0.24		0.40	0.06		1.20		1.39	0.20
Diluted	0.24		0.39	0.06		1.19		1.35	0.20

Non-GAAP net income per share
Basic	0.36		0.47	0.07		1.33		1.52	0.22
Diluted	0.36		0.46	0.07		1.31		1.49	0.22